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03029510

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SPL Worldwide B.V.

*CURRENT ADDRESS

**FORMER NAME



PROCESSED

AUG 27 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34708 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 8/26/03

SPL WORLDGROUP B.V.
AMSTERDAM, THE NETHERLANDS

Annual Report for the period
July 1, 2001 to December 31, 2002

CONTENTS

MANAGING DIRECTORS' REPORT

MANAGING DIRECTORS' REPORT

Report to Shareholders
July 31, 2003

Dear Shareholder:

This letter is to provide you an update of certain important events at SPL WorldGroup and a review of our financial highlights for the 18-month period ending December 31, 2002. We are very pleased to report that we exceeded our profitability target for the period – even in the face of the continued global economic slump – on strong revenues that fell just short of our target.

Financial Summary

For the 18-month period ending December 31, 2002, we are pleased to report that revenues were USD 159 million. Operating margin for this current period was 7.1%. Cash on hand at the close of 2002 was USD 36.3 million, substantially equal to that of the prior year.

During 2002, we signed sixteen software license transactions, consisting of five new customers licensing our CorDaptix product, five new customers licensing our PeopleSoft CIS product, and six existing customers expanding their use of either CorDaptix or CIS *PL*US. Our new customers covered four different countries: the U.S., the U.K., Australia, and our first entry into the Brazilian market. We also entered the new vertical market of Financial Services by licensing our product to our first US financial institution.

Global headcount of the Company across all divisions at the close of December 2002 was 715 compared to 645 at the beginning of 2002. Our current employee base is roughly divided 55% in the Americas, 15% in EMEA (Europe, Middle East and Africa), and 35% in Asia Pacific, which includes Australia. As you are each aware, we have since reduced headcount considerably in the context of current market conditions.

While we performed well relative to budget and in light of market conditions, we need to be cognizant that IT spending remains down in the global economy and even utility companies, the main market for our products and services, are under increasing pressure to reduce IT spending. As we enter our current fiscal year, we need to continue to contain costs and monitor very closely the sales we expect to close in the period.

Key Initiatives for CY 02

Last year we established strategic initiatives to address our most valued resource, our people:

Knowledge Management

During the past year, we appointed Gavin Bunshaw, our managing director in Australia, to undertake the extremely important tasks of harnessing the areas of knowledge that we call upon to execute our business, and of developing a platform to make that knowledge available for our people globally. That effort has spanned each practice area and is now being rolled out in our internal information portal known as MySPL.com. Time and again we have come to realize that a key strength of SPL is its global presence and our accumulated knowledge of doing business globally. MySPL.com will allow all of our business units to quickly and efficiently locate the knowledge and resources they need in their daily projects.

Communication

Over the past year, we have asked our human resources group to work closely with management to improve our internal communications and empower each employee to understand our Company's direction and goals. Highlights for the year have been a series of informational web casts that have been made to each SPL office, roundtable discussions hosted in each of our principal offices to distill and capture from our longstanding employees the core values that have always distinguished SPL, and internal databases and newsletters made available to keep our employees apprised of local and regional SPL events.

Recent Project Implementations

I am pleased to report that SPL had an unprecedented number of project implementations in the second half of 2002. We implemented nine projects, including our project for Eskom in South Africa and for Pacific Gas & Electric in California. PG&E, California's largest utility, went live with CorDaptix to service its over 10 million customers. PG&E retained SPL to develop its customer management system after PG&E was unsuccessful with two prior vendors. Over the course of the last few years, we have worked very closely with PG&E to develop the functionality it needed for the deregulated market in California. Rather than switch on the system in a phased approach for its various tiers of customers, PG&E had the confidence to switch over to CorDaptix in one 'big bang' event for its full customer base. Unbeknownst to everyone at the time, the trouble order functionality of the system would be put to the ultimate test a few days after the system went live as Northern California suffered widespread power outages from a massive storm that left hundreds of thousands of people without power in the days approaching Christmas. CorDaptix performed very well.

New Board Members

We are pleased to report that Jean-Claude Gruffat and Roger Peirce were elected to the Board at our AGM in April. Jean-Claude works with Citibank in France and is responsible for the bank's relationship with its French customers worldwide and their multinational affiliates. Roger is also a seasoned executive. He was the Chief Operating Officer of VISA until he joined First Data Corporation in 1994. At FDC, he was responsible for its merchant billing operations with over 5,500 employees and pre-tax profit of USD 275 million.

Challenges

It is important that I mention certain of the challenges facing our industry and SPL as we enter the current fiscal year. While the global economy has been suffering for the past few years, it was not until last year that the financial troubles of the utility sector started appearing in the daily newspapers. Each individual case is perhaps a bit different, whether the troubles stemmed from deregulation, energy trading losses, fraud, or simply financial pressure from a poor economy. In any event, these troubles put downward pressure on IT spending by our principal market. At the same time, competition for the available IT projects remains intense and our competitors for the major projects are all companies larger than SPL. These pressures will require us to monitor our expected sales closely and be ready to adjust our business if the market continues to falter.

The necessary expansion of our business into non-English speaking countries requires more resources and presents particular issues. Our current principal market is the global utility industry. A benefit of having business in various countries has been that we are able to exploit more vibrant markets during periods when other markets may be experiencing slower growth. This has been particularly true since the US utility market began its slowdown prior to the European market. Starting with our significant project for EDF (Electricité de France) a few years ago, we have increasingly found ourselves bidding on projects in non-English speaking countries. In fact, in our utility practice, we are currently working on such projects in France, Brazil, Hong Kong and the Netherlands, and are bidding on projects in other countries. Each new country requires significant R&D effort to address local country requirements and the additional expense to translate the product and the product documentation for clients in non-English speaking countries. As we know from our experience in France, implementing a project in a non-English speaking country is more complex and requires us to be more reliant on local systems integrators who have the local presence and language skills to facilitate the implementation. In spite of these challenges, we cannot be captive to one geographic market or to only an English-speaking world. Therefore, we believe we must continue to dedicate the necessary resources to effectively expand in these markets.

Our ability to expand our business outside of the utility sector remains a goal and a challenge. The global utility market is a large market but competitive pressures and the sluggish economy effectively reduce the portion of the market that we believe we can capture. We know our product can be adapted for use outside of the traditional utility sector. We count as our clients Waste Management, Inc., the largest waste company in the world, and a major Virginia-based US financial institution that is implementing CorDaptix to handle its credit and collections billing. Although only a small part of our business is currently outside of the utility sector, we intend to continue to look to other global industries, including financial services, as a way to expand our business.

Alliances

We continue to establish alliances with the major global systems integration firms. Currently, American Management Systems, Deloitte Consulting, Cap Gemini Ernst & Young, IBM, NCS (Singapore) and Nihon Unisys Limited (Japan) have joined our Implementation Partner Alliance program. As alliance partners, they are encouraged to source business for SPL and to develop their own technical and business expertise around our CorDaptix solution.

Geographic Expansion and Alignment

In a sign that we have come full circle from the Company's roots in South Africa, we opened a South African subsidiary last year in connection with our work for Eskom. Eskom is South Africa's electric utility and the largest utility in Africa. The subsidiary is focused on delivering the Eskom project, but will also be important as we attempt to broaden our work in Africa. We have expanded our current facilities in Melbourne, Paris and Manila as we grow our presence in serving our global markets.

In addition, we are aligning the direction of our offices to optimize use of our resources. For example, given the significant cost advantages of our Manila office, we are directing more implementation and software development projects to that location. Our Manila staff has always provided excellent assistance on our CorDaptix implementation projects around the world and we expect to increase that participation. Similarly, we are expanding our Paris office to better address our existing work in Europe and to allow us to staff our European efforts with more local expertise. Increasingly, we will look to all of our offices to drive optimization of our business.

Investor Relations

We invite you to contact us if we can address any questions or comments you may have. Please contact us at <investor_relations@splwg.com>.

Personal regards,

Trevor Winer
Chairman

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET
December 31, 2002

Assets

	December 31, 2002		June 30, 2001	
	USD'000	USD'000	USD'000	USD'000
Fixed assets				
Property and equipment (net)	7,255		6,307	
Other assets	93		81	
Total fixed assets		7,348		6,388
Current assets				
Trade debtors	31,271		36,562	
Stockholders' notes receivable	232		4,209	
Deferred income taxes	2,001		1,463	
Other current assets	5,033		2,019	
Cash and cash equivalents	36,328		23,439	
Total current assets		74,865		67,692
Total assets		82,213		74,080

See accompanying notes.

Group equity and liabilities

	December 31, 2002		June 30, 2001	
	USD'000	USD'000	USD'000	USD'000
Group equity				
Stockholders' equity	44,425		33,736	
Total group equity		44,425		33,736
Reserves for liabilities and charges				
Deferred taxes	1,432		248	
Total reserves for liabilities and charges		1,432		248
Current liabilities				
Trade creditors	856		1,961	
Accrued compensation and related expenses	9,453		11,905	
Other accrued liabilities	6,512		8,999	
Income taxes payable	4,033		1,935	
Deferred revenues	15,502		15,241	
Current portion of long-term debt	–		55	
Total current liabilities		36,356		40,096
Total group equity and liabilities		82,213		74,080

CONSOLIDATED STATEMENT OF INCOME
Period ended December 31, 2002 and June 30, 2001

	18 months ended December 31, 2002		12 months ended June 30, 2001	
	USD'000	USD'000	USD'000	USD'000
Net turnover				
Services revenues	130,903		80,085	
License fees	28,300		12,252	
		159,203		92,337
Cost of services	84,769		56,259	
Cost of license fees	1,024		615	
		85,793		56,874
Gross profit		73,410		35,463
Selling expenses	28,929		17,149	
Product development expenses	18,917		8,980	
General and administrative expenses	14,231		11,289	
Total expenses		62,077		37,418
Financial income, net		2,251		2,833
Net profit on ordinary activities before income taxes		13,584		878
Current income tax on ordinary activities	(2,937)		(733)	
		(2,937)		(733)
Net profit after ordinary taxation		10,647		145
Preferred stock dividends		(741)		(489)
Net profit/(loss)		9,906		(344)

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS
Period ended December 31, 2002

	2002	2001
	USD'000	USD'000
Cash flows from operating activities		
Net profit before preferred stock dividends	10,647	145
Adjustments to reconcile net profit to net cash provided by operating activities:		
• Depreciation and amortization	5,036	3,032
• Deferred income taxes	469	2,107
• Interest on stockholders note receivable	(86)	–
• Tax benefits stock option exercises	7	116
• Non cash changes related to issuance of puts and warrants	–	241
• Change in working capital:		
– Trade debtors	6,006	(19,760)
– Other current assets	(310)	159
– Trade creditors and accrued compensation and related expenses	(746)	154
– Income taxes payable and receivable, net	2,268	(7,713)
– Deferred revenues	261	8,061
– Other liabilities	(4,848)	(1,467)
Net cash provided by operating activities	18,704	(14,925)
Cash flows provided by/(used in) investing activities		
Net purchases and disposals of tangible fixed assets	(5,984)	(3,635)
Net cash by used in investing activities	(5,984)	(3,635)
Cash flows (used in)/provided financing activities		
Proceeds from issuance of common stock	237	109
Exercise of put option by employees	(169)	(381)
Loans to stockholder	156	(1,972)
Repayments of long-term debt	(55)	(331)
Net cash provided by (used in) financing activities	169	(2,575)
Net increase/(decrease) in cash and cash equivalents	12,889	(21,135)
Cash and cash equivalents at beginning of year	23,439	44,574
Cash and cash equivalents at end of year	36,328	23,439

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Period ended December 31, 2002

	Preferred stock	Common stock	Translation reserve	Share premium
	USD'000	USD'000	USD'000	USD'000
Balance at June 30, 2000	89	621	127	11,991
Issuance of common stock upon exercise of stock options	–	7	–	178
Dividends on preferred stock	–	–	–	–
Net profit	–	–	–	–
Put options exercised	–	(4)	–	(377)
Cancellation stockholder Note Receivable	–	(3)	–	(244)
Foreign currency translation adjustments	(10)	(71)	81	–
Balance at June 30, 2001	79	550	208	11,548
Issuance of common stock upon exercise of stock options	–	4	–	233
Dividends on preferred stock	–	–	–	–
Net profit	–	–	–	–
Put option exercised	–	(2)	–	(167)
Foreign currency translation adjustments	19	133	(152)	–
Balance at December 31, 2002	98	685	56	11,614

See accompanying notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Period ended December 31, 2002

	Issued warrants	Retained earnings	Cumulative translation adjustment	Total share-holders' equity
	USD'000	USD'000	USD'000	USD'000
Balance at June 30, 2000	108	25,793	(2,131)	36,598
Issuance of common stock upon exercise of stock options	–	–	–	185
Dividends on preferred stock	–	(489)	–	(489)
Net profit	–	145	–	145
Put options exercised	–	–	–	(381)
Cancellation stockholders not receivable	–	–	–	(247)
Foreign currency translation adjustments	–	–	(2,075)	(2,075)
Balance at June 30, 2001	108	25,449	(4,206)	33,736
Issuance of common stock upon exercise of stock options	–	–	–	237
Dividends on preferred stock	–	(741)	–	(741)
Net profit before dividends	–	10,647	–	10,647
Put option exercised	–	–	–	(169)
Foreign currency translation adjustments	–	–	715	715
Balance at December 31, 2002	108	35,355	(3,491)	44,425

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

General

SPL WorldGroup B.V. (collectively 'SPL' or the 'Company') is a provider of customer management software solutions to the energy and services related industries in regulated and competitive markets worldwide. SPL, a Netherlands company, was incorporated on March 28, 1994. During the year the Company changed its accounting year-end to December 31 with its first Netherlands changed accounting period ending on December 31, 2002, an eighteen month period. The 2001 financial information presented is for a twelve month period and is therefore not necessarily comparative.

Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements of SPL, which were originally prepared in accordance with generally accepted accounting principles in the United States of America, include the accounts of SPL and its wholly owned subsidiaries. A number of reclassifications and adjustments have been made to certain financial figures to comply with Netherlands legal requirements for the Company. These primarily comprise the presentation of the redeemable convertible preferred stock, Series A, as share capital rather than debt, stockholder loans as current assets rather than a deduction from Stockholders' equity and the deconsolidation of the Stichting SPL WorldGroup Employee Stock foundation.

In addition, certain additional disclosures have been made for Netherlands reporting purposes. All significant intercompany balances have been eliminated in consolidation.
These Netherlands financial statements cover the statutory financial period of eighteen months whereas the United States financial statements covered the periods January 1, 2001 to December 31, 2001 and January 1, 2002 to December 31, 2002.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies

All amounts included in the accompanying consolidated financial statements are stated in United States dollars, which is the reporting currency of the Company. In general, the functional currency of a foreign operation is deemed to be the local country's currency. Assets and liabilities of operations denominated in foreign currencies are translated using the exchange rate at the end of the applicable reporting period. The cumulative effects of foreign currency translation adjustments are included as a separate component of stockholders' equity.

Foreign currency transaction gains and losses are included in other income. The accompanying consolidated statement of income includes net foreign currency transaction gains (losses) of approximately USD (3,000) and USD 1,393,000 for the periods ended December 31, 2002 and June 30, 2001 respectively.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided over the estimated useful lives of three to five years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease term or the estimated useful lives of the improvements.

Financial fixed assets

Other investments comprising interests of less than 20% are stated at cost, less provision for any permanent diminution in value.

Trade debtors

Trade debtors are stated net of a provision for doubtful debts.

Cash and cash equivalents

Cash and cash equivalents, which consist primarily of cash and highly liquid short-term investments with insignificant interest rate risk and maturities of three months or less at date of purchase, are stated at cost, which approximates fair value.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high-credit-quality financial institutions. While the Company's business is concentrated in the utilities industry, the Company believes its concentrations of credit risk with respect to accounts receivable is mitigated by the number of geographic areas in which the Company conducts business.

Generally, the Company does not require collateral or other security to support customer receivables, which are principally from end users of the Company's products and services. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Actual credit losses may differ significantly from estimated amounts included in the allowance for doubtful accounts, and such differences could be material to the consolidated financial statements.

The trade debtors are stated net of a provision for doubtful accounts of USD 3,815,000 (June 30, 2001: USD 2,994,000).

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, 'Accounting for Income Taxes', which requires recognition of deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Pensions

The Company and its subsidiaries have insured contributory pension plans covering substantially all employees.

Other assets and liabilities

All other assets and liabilities are stated at the amounts at which they were acquired or incurred.

Income and expense

Turnover is stated net of discounts and value-added taxes and is accounted for in the period in which the goods or services are delivered. Other income, costs and expenses are allocated to the period to which they relate. Dividends are recorded on an accruals basis.

Stock-based compensation

The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in the United States of America Accounting Principles Board ('APB') Opinion No. 25, 'Accounting for Stock Issued to Employees, and Related Interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the current market price of the Company stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company did not grant any stock options at exercise prices below fair market value of the Company's common stock on the date of grant during the periods ended December 31, 2002 and June 30, 2001.

Software development costs

The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ('SFAS') No. 86, as issued in the United States of America by the Financial Accounting Standards Board (FASB), 'Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed', under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. For the periods ended December 31, 2002 and June 30, 2001, costs incurred subsequent to the establishment of technological feasibility have not been significant and all software development costs have been charged to product development expense in the accompanying consolidated statement of income.

Comprehensive income

The Company reports comprehensive income in accordance with SFAS No. 130, 'Reporting Comprehensive Income'. For all years presented, comprehensive income, as reported in the consolidated statement of stockholders' equity, includes net income and foreign currency translation gains and losses.

Revenue recognition

The Company provides computer systems integration and software licenses to customers under contractual arrangements. The Company recognizes revenues in accordance with provisions of Statement of Position ('SOP') 97-2, 'Software Revenue Recognition', as modified by SOP 98-9 and SOP 81-1, 'Accounting for Performance of Construction-Type And Certain Production-Type Contracts' as issued by the American Institute of Certified Public Accountants. Revenue is recognized when there is persuasive evidence of an arrangement, the software is delivered, collection is probable, and the fee is fixed or determinable.

Revenue for integration services and related software license fees are recognized at the contract amounts either as the services are performed (for time and material contracts) or under the percentage-of-completion method (for fixed-price contracts). The percentage-of-completion method is dependent on estimates of remaining effort required to complete the project and is determined using the number of hours incurred as compared to the total estimated hours to complete the contract. Actual remaining effort could vary significantly from the estimates, and such differences could be material to the consolidated financial statements. For contracts with customers that require retention amounts, subject to acceptance, such amounts are included in accounts receivable in the accompanying consolidated balance sheet. Losses on contracts, if any, are provided for in full in the period when determined.

When services being performed are essential to the functionality of the software licenses, license revenue is recognized using the percentage-of-completion method and determined by the number of hours incurred as compared to the total estimated hours to complete the contract.

In arrangements where the Company sells software licenses without professional services. License revenue is recognized using the residual method. Under the residual method, revenue is allocated to undelivered elements based on vendor-specific objective evidence of fair value, and the residual amounts of revenue are allocated to delivered elements.

Revenue from maintenance contracts, which is included in service revenue, is recognized ratably over the term of the maintenance agreement, generally one year. These contracts typically call for the Company to provide support, software updates and upgrades to customers.

Royalty fees are generally recognized as they are reported by the reseller and included as license fees in the accompanying consolidated statement of income.

Accounts receivable includes revenue billed under the terms of the contract or agreement, licenses and services revenue recognized but not yet billed, and out-of-pocket expenses that are recoverable from the customer. Revenue earned but not billed at December 31, 2002 and June 30 2001, amounted to USD 4,392,000 and USD 2,039,000, respectively. Accounts receivable also includes retention amounts due to the Company upon completion of the related contract. Retentions included in receivables amounted to USD 393,000 and USD 3,374,000 at December 31, 2002 and June 30 2001, respectively, which will be due upon completion of the contract and customer acceptance.

Deferred revenues

Deferred revenues relate primarily to license fees paid in advance of project completion, and maintenance agreements, which are typically paid for by customers in advance of the performance of those services.

Advertising Costs

Advertising costs are expensed during the periods in which they are incurred. Advertising expenses for the periods ended June 30, 2001 and December 31, 2002 were approximately USD 225,000 and USD 807,000.

Impact of Recent Accounting Pronouncements

In November 2002, the FASB issued FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN 45 requires that the Company recognize the fair value for guarantee and indemnification arrangements issued or modified by the Company after December 31, 2002, if these arrangements are within the scope of the interpretation. In addition, the Company must continue to monitor the conditions that are subject to the guarantees and indemnification, as required under previously existing accounting principles generally accepted in the United States, in order to identify if a loss has occurred, than any such estimable loss would be recognized under those guarantees and indemnifications. Most of the software licenses granted by the Company contain provisions that indemnify licenses of the Company's software from damages and costs resulting from claims alleging that the Company's software infringes the intellectual property rights of a third party. The Company has historically received only a limited number of request for indemnification under these provisions and has not been required to make material payments pursuant to these provisions. Accordingly, the Company has not recorded a liability related to these indemnification provisions. Other than the indemnification stated above, the Company has no material guarantees or indemnification obligations. The Company will be required to implement the provisions of FIN 45 as of January 1, 2003, and does not believe that FIN 45 will have a material impact on its financial position, results of operations, or cash flows.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ('EITF') No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).* SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF no. 94-3, a liability for an exit cost as generally defined in EITF No. 9403 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002, and could result in the Company recognizing the cost of future restructuring activities, if any, over a period of time as opposed to as a single event.

On January 1, 2002, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* and provides a single accounting model for long-lived assets to be disposed of. The adoption of SFAS No. 144 had no effect on the Company's financial statements.

In November 2001, the FASB issued Staff Announcement Topic No. D-103, *Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred,* which was subsequently incorporated in EITF No. 01-14. EITF No. 01-14 establishes that reimbursements received for 'out-of-pocket' expenses should be characterized as revenue in the statement of operations. EITF No. 01-14 should be applied in financial reporting periods beginning after December 15, 2001, and comparative financial statements for prior periods should be reclassified. Previously, the Company recorded the reimbursement of 'out-of-pocket' expenses as a reduction to cost of services to offset the related cost incurred. While the application of EITF No. 01-14 will not result in any impact to operating or net income in any past or future periods, it will reduce gross margins. The Company adopted EITF No. 01-14 in the quarter ended March 31, 2002. The effect of this adoption was an increase in revenues and cost of revenues of USD 5.2 million in 2002, USD 4.8 million in 2001, and USD 2.3 million for the six-month period ended December 31, 2000.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is required to adopt SFAS No. 143 on January 2, 2003, and it does not believe the adoption of SFAS No. 143 will have a material effect on its financial statements.

Reclassifications

Certain amounts previously reported have been reclassified to conform to the current period presentation.

Property and equipment

	Computer equip-ment	Office furniture and equipment	Leasehold improve-ments	Auto-mobiles	**Total**
	USD'000	USD'000	USD'000	USD'000	USD'000
Cost					
Opening balance	9,919	3,128	1,588	103	14,738
Additions/transfers	4,607	574	1,136	–	6,317
Disposals	(830)	(12)	–	(29)	(871)
Closing balance	13,696	3,690	2,724	74	20,184

	Computer equip-ment	Office furniture and equipment	Leasehold improve-ments	Auto-mobiles	**Total**
	USD'000	USD'000	USD'000	USD'000	USD'000
Accumulated depreciation					
Opening balance	5,122	2,485	769	55	8,431
Reclassifications	1,091	(868)	(184)	(39)	–
Charge for the year	3,591	773	668	4	5,036
Disposals	(538)				(538)
Closing balance	9,266	2,390	1,253	20	12,929
Net book value at December 31, 2002	4,430	1,300	1,471	54	7,255
Net book value at June 30, 2001	4,797	643	819	48	6,307

Stockholder notes receivable

During the period ended June 30, 2000, the Company granted to its former Chief Executive Officer, an option to put to the Company 664,605 common shares owned by the former Chief Executive Officer at USD 4.20 per share. In March 2001, the former Chief Executive Officer exercised his put option. The Company paid cash and received additional notes receivable of USD 1,892,000 supplemental to the USD 2,058,000 of loans, including interest previously granted.
These notes receivable bear interest ranging from 4.8% to 6.4%. The stockholder notes receivable and the related put option were accounted for as a variable compensation arrangement. These notes were fully settled in 2001.

As of December 31, 2002, notes receivable in the amount of USD 232,000 from stockholders of the Company arising from the issuance of 32,450 shares of common stock to employees have been reclassified as shareholders note receivable for Dutch reporting purposes. The full recourse notes bear interest at 7%.

Stockholders' equity

See notes to Company financial statements.

Reserves for liabilities and charges

	2002	2001
	USD'000	USD'000
Deferred taxes	1,432	248
	1,432	248

Reserves are substantially long-term in nature.

Long-term liabilities

The current portion of long-term debt of June 30, 2001 consisted of promissory notes with interest rates between 7.5% and 9.7% and with maturity dates in October 2002.

Employee Benefit Plans

The Company has multiple employee benefit plans covering groups of its employees within the United States and throughout the world. Employee contributions are determined based upon local standards and requirements. The Company's contributions to these plans include both mandatory and discretionary contributions. Company contributions for the periods ended December 31, 2002 and June 30 2001 were approximately USD 3.9 million and USD 1.5 million respectively.

Stock Option Plan

The Company has stock and stock option plans that cover the issuance of stock purchase rights, incentive stock options and nonqualified stock options (hereinafter collectively referred to as 'options'). The plans provide for the purchase of up to 10,852,872 shares of the Company's common stock. Stock purchase rights, entitling the grantee to purchase restricted stock, may be granted under the 1998 stock plan. Under the terms of all plans, options may be granted to qualified employees, directors and under certain plans, consultants at prices determined by the administrator of the plan on the date of grant.
The exercise price must be equal to at least 85% of the current fair market value of the underlying shares in the case of a nonqualified stock option or 100% in the case of an incentive stock option, except under the 1995 and 1997 Management Stock Option Plans, which permit the granting of options with an exercise price as determined by the Board of Directors, which may be below fair market value of the underlying shares.

Vesting periods are determined by the Board of Directors, and are generally three to four years from the date of grant. Options expire at the earlier of ten years from the plan inception date for incentive and nonqualified stock options granted under the Company's 1995 or 1997 Option Plans (ten years from the grant date under the 1998 Plan), or five years from the time of grant for incentive stock options granted to a 10% stockholder or three months from the date of the optionee's termination of association with the Company.

Information relating to the outstanding stock options is as follows:

	Options available for grant	Options outstanding: Number of shares	Options outstanding: Weighted average exercise price
	USD		USD
Outstanding at June 30, 2000	4,594,916	5,201,800	3.13
Granted	(3,343,028)	3,343,028	4.20
Exercised	–	(146,743)	1.72
Canceled	784,197	(784,197)	3.72
Outstanding at June 30, 2001	2,036,085	7,613,888	3.56
Granted	(2,357,681)	2,357,681	4.20
Exercised	–	(115,767)	2.22
Canceled	1,299,085	(1,299,085)	3.65
Outstanding at December 31, 2002	977,489	8,556,717	3.75

The following table summarizes information with respect to stock options outstanding at December 31, 2002:

Range of exercise prices	Options outstanding: Number of shares	Options outstanding: Weighted-average remaining contractual life (years)	Options outstanding: Weighted-average exercise price	Options exercisable: Number of shares	Options exercisable: Weighted-average exercise price
USD			USD		USD
0.87 – 2.69	1,349,171	3.42	1.97	1,349,168	1.97
3.22 – 3.84	1,642,162	6.01	3.68	1,547,374	3.67
3.85 – 4.20	5,565,384	8.29	4.20	2,495,315	4.20
0.87 – 4.20	8,556,717	7.09	3.75	5,391,857	3.49

Commitments

The Company leases its office facilities under operating leases with renewal options and escalation clauses expiring through the year 2005. These leases require the Company to pay operating costs, including property taxes, insurance and maintenance and generally contain renewal options and provisions adjusting the lease payments based upon changes in the U.S. Consumer Price Index or local equivalent.

Future minimum lease payments under non-cancelable operating leases having initial terms in excess of one year are as follows (in thousands):

Year ending December 31,	USD'000
2003	3,200
2004	2,720
2005	2,410
2006	2,050
2007	1,890
Thereafter	1,540
Total	13,810

Minimum payments have not been reduced by minimum sublease rentals of USD 765,000 due in the future under noncancelable operating leases. Rent expense amounted to approximately USD 3,811,000 and USD 2,404,000, for the periods ended December 31, 2002 and June 30, 2001, respectively.

The Company is party to various legal disputes and proceedings arising from the ordinary course of general business activities. Depending on the amount and timing of the resolution of these matters, an unfavorable resolution could materially affect the financial position, results of operations and cash flows of the Company.

Related party transactions

Related-Party Licensing Agreement

In February 1999, the Company entered into a Joint Development and Marketing Agreement with PeopleSoft, Inc. ('PeopleSoft'), a stockholder of the Company. This agreement calls for the development and marketing of a PeopleTools version of the Company's proprietary customer information system software ('CIS *PLUS*®'). Under this agreement, the Company receives royalties on license and maintenance sales of PeopleTools CIS *PLUS*®. A minimum royalty of USD 8 million is due over the five-year period ending June 30, 2003. In each period, the Company recognizes the greater of the amount earned on sales of the PeopleTools product or the minimum annual royalty amount. The Company recognized license revenues of USD 6.1 million, USD 1.5 million under this agreement and service revenues of USD 2.1 million, USD 0.5 million in the periods ended December 31, 2002 and June 30, 2001, respectively.

Net turnover

The geographical composition of net turnover was:

	18 months ending December 31, 2002	12 months ending June 30, 2001
	USD'000	USD'000
Non-EU countries	131,249	90,235
EU countries	27,954	2,102
	159,203	92,337

There was no net turnover in the Netherlands during 2002 and 2001.

Financial income

	2002	2001
	USD'000	USD'000
Interest income	1,367	1,832
Interest expense	–	(96)
Other	884	1,097
	2,251	2,833

Income taxes

The charge for income taxes includes Dutch and foreign income taxes.
The provision for income taxes differs from the amount computed by applying the statutory Dutch rate to pretax income as follows:

	Year ended	
	December 31, 2002	June 30, 2001
	%	%
Dutch statutory rate	34.5	35.0
Foreign taxes in excess of Dutch statutory rates	(1.3)	7.9
Increase in valuation allowance	20.6	50.3
Other	(32.2)	(9.6)
Effective income tax rate	21.6	83.6

In respect of the Company, differences can arise as dividend income is not considered taxable and certain expenses non-deductible.

Deferred taxes

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2002	June 30, 2001
	USD'000	USD'000
Deferred tax assets		
Net operating loss carry forwards	635	442
Tax credit carry forwards	2,048	–
Compensation accruals	775	385
Accrued expenses	1,475	709
Deferred revenue	–	1,463
Other, net	1,605	701
	6,538	3,700
Valuation allowance	(4,537)	(2,237)
Total deferred tax asset	2,001	1,463
Deferred tax liabilities		
Unremitted earnings	150	150
Other, net	1,282	98
	1,432	248
Net deferred tax asset	569	1,215

Provision for Income Taxes

Management has concluded that a valuation allowance is required on a portion of the Company's deferred tax assets based on the Company's history of earnings and its assessment that it is more likely than not that future levels of taxable income will not be sufficient to realize a portion of the deferred tax assets. The valuation allowance increased by USD 2,300,000 and USD 1,429,000 during the periods ended December 31, 2002 and June 30, 2001, respectively.

As of December 31, 2002, the Company had United States net operating loss carry forwards of USD 304,000, which began to expire in 2002. As of December 31, 2002 and 2001, the Company had State net operating losses carry forwards of approximately USD 8,866,000 and USD 7,356,000, respectively, which begin to expire in 2005. As of December 31, 2002 and 2001, the Company had Federal and State tax credit carryovers of USD 2,048,000 and USD 1,420,000, respectively, which begin to expire in 2020.

Utilization of the Company's loss carry forwards may be subject to annual limitations due to change in ownership provisions in various tax jurisdictions. Any such limitations could result in the expiration of the net operating loss carry forwards before utilization.

Employee information

	2002	2001
	USD'000	USD'000
Wages and salaries	89,053	39,378
Social security costs	5,023	2,871
Pension costs	2,236	1,327
	96,312	43,576

The average number of personnel employed during the period was 674 for the 18 month period ending December 31, 2002 and 606 for the year ending June 30, 2001 respectively.

BALANCE SHEET
December 31, 2002
(After proposed appropriation of net profit)

Assets

	December 31, 2002		June 30, 2001	
	USD'000	USD'000	USD'000	USD'000
Fixed assets				
Financial fixed assets				
• Investments in subsidiaries	16,819		14,968	
• Other investments	101		101	
Total fixed assets		16,920		15,069
Current assets				
Stockholder notes receivable	232		4,209	
Intercompany loans receivable	1,769		8,860	
Loan to Foundation	2,415		–	
Other debtors	127		95	
Cash	17,663		9,624	
Total current assets		22,206		22,788
Total assets		39,126		37,857

See accompanying notes.

Stockholders' equity and liabilities

	December 31, 2002		June 30, 2001	
	USD'000	USD'000	USD'000	USD'000
Stockholders' equity				
Share capital	783		629	
Translation reserve	56		208	
Share premium	11,614		11,548	
Issued warrants	108		108	
Retained earnings	23,200		18,755	
Total stockholders' equity		35,761		31,248
Provisions for liabilities and charges		150		150
Current liabilities				
Payable to affiliated companies	156		–	
Taxes payable	7		153	
Accrued expenses	3,052		6,306	
Total current liabilities		3,215		6,459
Total stockholders' equity and liabilities		39,126		37,857

PROFIT AND LOSS ACCOUNT
Period ended December 31, 2002

	2002	2001
	USD'000	USD'000
Inter-company income and expense		
Inter-company interest income, net	117	47
	117	47
Other expenses		
General and administrative	438	–
Other expense (accruals release)	(2,816)	(67)
	(2,378)	(67)
Financial income and expense		
Dividends from subsidiaries	2,011	14,066
Bank and other interest	564	726
	2,575	14,792
Net profit before taxation	5,070	14,906
Corporate tax credit	116	–
Net profit	5,186	14,906

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

Significant accounting policies

The accounting policies are the same as those described in Notes to Consolidated Financial Statements. Investments in subsidiary companies are stated at cost in the Company's financial statements, less any applicable provisions. Provision is only made against investments when management considers there is a permanent diminution in the value of the investments.
Certain reclassifications have been made to the prior period comparative figures to comply with the current period's presentation.

Financial fixed assets

Movements in investments during the year comprise of the following:

	Sub-sidiaries	Other investments	Total
	USD'000	USD'000	USD'000
Opening balance	14,968	101	15,069
Capital contributions	862	–	862
Additions	1,097	–	1,097
Disposals	(108)	–	(108)
Closing balance	16,819	101	16,920

Stockholders' equity

	Share capital	Translation reserve	Share premium	Issued Warrants	Retained earnings	Total equity
	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
Opening balance	629	208	11,548	108	18,755	31,248
Shares issued	4	–	233	–	–	237
Net profit	–	–	–	–	5,186	5,186
Translation adjustments	152	(152)	–	–	–	–
Dividends payable	–	–	–	–	(741)	(741)
Put option exercised	(2)	–	(167)	–	–	(169)
Closing balance	783	56	11,614	108	23,200	35,761

The issued share capital at December 31, 2002 comprised 11,981,179, shares of Series B Common Stock of which, 21,749 shares has been paid for but have still to be issued, 1,120,020 shares of Series A Redeemable Convertible Preferred Stock, and 597,600 shares of Series B Convertible Preferred Stock. (2001: 11,943,522, 1,120,020, and 597,600 shares, respectively). All classes of stock had a par value of EUR 0.545 (USD .05) at December 31, 2002.

Share premium is considered to be denominated in U.S. dollars.

The Company's three classes of common stock have the same features and privileges. Series A and Series B preferred shares may only be converted into Series A and C common shares, respectively.

Preferred Stock

Series A

During the year ended June 30, 1997, the Company issued 1,120,020 shares of Series A redeemable convertible preferred stock for net proceeds of USD 3,672,000. Subject to certain anti-dilution provisions, each share of Series A preferred stock is convertible into one share of Series A common stock. Preferred shares automatically convert into common stock upon a Qualified Initial Public Offering ('Qualified IPO'). A Qualified IPO is defined as a public offering whereby aggregate net proceeds exceed USD 17.5 million and the price per share is at least three times the Series A original issuance price (or USD 11.25 per share). Dividends on the Series A preferred stock are cumulative at 8% of the original issue price. Dividends totaling USD 742,000 and USD 489,000 and were accrued in the years ended December 31, 2002 and June 30, 2001, respectively.

These dividends were unpaid as of December 31, 2002 and are included in accrued liabilities in the consolidated balance sheet. At the election of any holder of Series A preferred stock, up to 50% of that holder's dividend may be payable in shares of the Series A common stock. The dividend requirements of the Series A preferred stock must be satisfied prior to payment of any dividends or distributions with respect to the Company's other classes of capital stock. The redemption provision of the Series A preferred permits holders, at any time after October 31, 2002, to redeem their shares with the Company for the price paid plus any accrued dividends.

As of December 31, 2002, no shares have been redeemed.

Series B

During the year ended June 30, 1998, the Company issued 597,600 shares of Series B convertible preferred stock for net proceeds of USD 5,861,000. Subject to certain antidilution provisions, each share of Series B preferred stock is convertible into one share of Series C common stock. Preferred shares automatically convert into common stock upon a Qualified IPO.

At December 31, 2002, aggregate liquidation preferences were USD 6,761,000 and USD 4,183,000 for the Series A and Series B preferred stock, respectively. Both Series A and Series B preferred stockholders are entitled to voting rights equivalent to the number of common shares into which their shares are convertible.

Warrants

In connection with the issuance of Series A preferred stock, the Company issued warrants to purchase 750,400 shares of Series B common stock at an exercise price of USD 3.75 per share. The warrants expired, in October 2002 through February 2002, unexercised.

During the year ended June 30, 2001, the Company issued warrants to purchase 25,000 shares of Series B common stock at an exercise price of USD 4.20 per share. The fair value of the warrants was estimated to be USD 107,500 using the Black-Scholes pricing model. The fair value of the warrants was recorded as general and administrative expense with an accompanying increase in common stock. The warrants are exercisable immediately and expire in August 2007.

Put Option

In July 2001, the Company loaned USD 2,791,000 to Stichting SPL WorldGroup Employee Stock ('SES'), a foundation established under Dutch law. This note is due in July 2004. The objectives of SES are to stimulate and promote the shareholding by employees of SPL and other interested parties of shares in the capital of SPL, whether or not in connection with an employee stock plan. In July 2001, the former Chief Executive Officer settled his put options and transferred 664,605 shares of Company common stock to SES. The shares are treated as outstanding by the Company.

Shares Reserved for Future Issuance

At December 31, 2002, the Company had reserved 1,120,020 shares of Series A common stock for the conversion of Series A preferred shares; 9,559,206 shares of Series B common stock for future issuance, including 25,000 shares reserved for exercise of warrants and 9,534,206 shares for the exercise of stock options; and 597,600 shares of Series C common stock for the conversion of Series B preferred shares.

Provisions

This comprises provisions for withholding taxes on unremitted earnings of subsidiaries. The provisions are substantially long-term in nature.

Income taxes

The Company's effective tax rate can differ from the standard rate as certain income is considered exempt from taxation and certain expenses not deductible.

Employee information

The Company employed no personnel in either period.

Remuneration of the managing directors

Remuneration (including pension costs) of current and former Managing Directors amounted to USD 1,225,450 and USD 913,121 for the periods ended December 31, 2002 and June 30, 2001, respectively.

Guarantees

The Company made no third party guarantees during the period ended December 31, 2002. The Company has, or will, in accordance with Article 403, guaranteed the debts of its Dutch subsidiaries. Separate publication of the respective company's financial statements is therefore not required.

Subsidiaries

Most significant subsidiaries	Location	% Ownership
• SPL WorldGroup Software Inc.	Switzerland	100%
• SPL WorldGroup Inc.	USA	100%
• SPL WorldGroup Ltd.	United Kingdom	100%
• SPL WorldGroup (UK) Ltd.	United Kingdom	100%
• SPL WorldGroup Philippines, Inc.	Philippines	100%
• SPL WorldGroup Ltda	Brazil	100%
• SPL WorldGroup Software, Inc.	USA	100%
• SPL WorldGroup 2000 Ltd,	Israel	100%
• SPL WorldGroup Holdings (Australia)	Australia	100%
• Search Software America Pty Ltd	Australia	100%
• SPL WorldGroup (Australia) Pty Ltd	Australia	100%
• CPL WorldGroup (Australia) Pty Ltd	Australia	100%
• SPL WorldGroup (NZ) Ltd	New Zealand	100%
• SPL (Australia) Pty Ltd	Australia	100%
• CorDaptix Services (Pty) Ltd	South Africa	100%
• SPL Worldgroup SpA	Italy	100%

* * * * *

Managing directors

Lewis Folb

Jean Claude Gruffat

Stanley J. Meresman

Roger Peirce

Alicia Rotbard

Trevor Winer

OTHER INFORMATION

Appropriation of net profit

According to Article 24 of the Company's articles of association, the annual meeting of stockholders determines the appropriation of the Company's net profit for the year.

The Managing Directors propose that the net profit after the preferred stock dividends for the year be added to retained earnings and the balance carried forward pending a decision of the stockholders in the general meeting. This proposal has been included in the financial statements.

Subsequent event

There have been no events since December 31, 2002 which would have a material effect on the financial situation of the Company as at that date.

AUDITORS' REPORT

Introduction
We have audited the financial statements of SPL WorldGroup B.V. for the period July 1, 2001 to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the financial position of the Company as at December 31, 2002 and of the result for the period then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Amsterdam, August 8, 2003

Ernst & Young Accountants

Ernst & Young Accountants

#5

NOTICE AND AGENDA

Extraordinary General Meeting of Shareholders of SPL WorldGroup B.V. to be held on September 4, 2003

Dear Shareholders:

This is to notify you that an Extraordinary General Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, on Thursday, September 4, 2003 at 9:30 A.M. for the Preferred Stock Shareholders, and at 10:00 A.M. for all Shareholders, Netherlands Time.

The meeting is being called to (i) approve supplemental remuneration for any member of the Board of Directors who works on special projects approved by the Board of Directors; and (ii) approve the Dutch audited financial statements of the Company for the 18-month period ended December 31, 2002. The 18-month period was necessary for our reporting in the Netherlands due to the change in our fiscal year-end date from June 30 to December 31.

Board Compensation for Special Projects

Under Article 17 of the Company's Articles of Incorporation, the Shareholders approve the compensation of the Board of Directors. As previously communicated to you, the Company's prior Chief Executive Officer, CD Hobbs, left the Company effective May 5, 2003. Since that time, at the request of the Board of Directors, Mr. Trevor Winer, the Company's Chairman of the Board, has been overseeing the daily business affairs of the Company, and Mr. Roger Peirce, a newly elected member of the Board, has been asked by the Board to direct the search for a replacement Chief Executive Officer of the Company. Mr. Peirce has also been asked to use his extensive experience in information technology outsourcing to assist the Company to investigate and possibly implement an outsourcing offering to the utility industry. The efforts of Mr. Winer and Mr. Peirce are performed in their capacities as Board members, but their services are outside the normal services of a Board member to participate in regularly scheduled and special board meetings.

The Board of Directors appreciates the time commitment dedicated by Mr. Winer and Mr. Peirce and requests shareholder approval to remunerate them for their special services as well as any other director who may be called upon by the Board to work on a special project approved as such by the Board.

The Board recommends that the compensation to a Board member working on a special project approved by the Board should be at a daily rate per day for which services are provided on the project plus a supplemental amount, if any, approved by the Board of Directors, based on the favorable result of the special project. The Board recommends that the daily rate be based upon the annual salary that was paid to the Company's former CEO, adjusted for weekends, annual leave and holidays. The former CEO's salary was US $500,000 per year, resulting in a daily rate of US $2,273.

Audited Financial Statements

At each annual general meeting of shareholders ("AGM"), the Shareholders are to consider and approve the audited financial statements of the Company for the prior fiscal year. Also, they are to approve the proposed profit allocation among the Series A Preferred Stock, the Series B Preferred Stock and the Common Stock of the Company in accordance with the Company's Articles of Incorporation. As reflected in the financial statements and based on Article 24, the Series A Preferred Stock is entitled to a profit allocation of US $741,000, payment of which is deferred until conversion of the Series A Preferred Stock. At the last AGM held on April 15, 2003, the Dutch audit report on the financial statements of the Company for the 18-

FILE NO.
82 - 34708

month period ended December 31, 2002 had not yet been completed. The audit report is now complete and the audited financial statements, which are enclosed with this Notice, are being submitted for approval at the Extraordinary Shareholders Meeting to be held on September 4, 2003.

Accompanying this Notice and Agenda is a form of Proxy for your attention. Please sign and fax the Proxy to the following address not later than midnight in Amsterdam on Wednesday, September 3, 2003:

TO: Mr. John Paans
Baker & McKenzie
Amsterdam **Fax No. +31-20-620-7475**

Dated: August 19, 2003



Richard V. Zolezzi
Senior Vice President and General Counsel

FILE NO.
82 - 34708

Please fax this form when completed, **but not later than September 3, 2003:**

TO: Mr. John Paans,
Baker & McKenzie, Amsterdam **Fax No. +31-20-620-7475**

PROXY

Extraordinary General Meeting of Shareholders of SPL WorldGroup B.V.
to be held September 4, 2003

The undersigned, being a shareholder of record of SPL WorldGroup B.V. (the "Company"), does hereby appoint John Paans, a lawyer of Baker & McKenzie, Amsterdam, or any other lawyer or civil law notary of Baker & McKenzie, Amsterdam, true and lawful attorney, for and in the name, place, and stead of the undersigned, to vote at the Extraordinary General Meeting of Shareholders of the Company to be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, at 9:30 A.M. for the Preferred Stock Shareholders, and at 10:00 A.M. for all Shareholders, Netherlands Time, on September 4, 2003, or on any other day as the meeting may be held by adjournment or otherwise, as fully as the undersigned could vote if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that the above attorney or substitute may do in name, place and stead of the undersigned.

The proxy shall vote the shares of the undersigned as follows:

(Note: If you choose to vote against any item, you may delete "For" and write "Against".)

FOR — approval of supplemental remuneration to Mr. Trevor Winer, in his capacity as a Director of the Company, at the rate of US $2,273 per day services are provided (subject to all withholding or other applicable taxes) by him at the request of the Board in overseeing the daily business affairs of the Company, which remuneration shall be effective for services provided from May 5, 2003, and which may include any supplemental remuneration based on result, which may be approved by the Board.

FOR — approval of supplemental remuneration to Mr. Roger Peirce, in his capacity as a Director of the Company, at the rate of US $2,273 per day services are provided (subject to all withholding or other applicable taxes) by him at the request of the Board in overseeing the employment search for a new CEO of the Company, and in acting as the liaison to the Board for the Company's outsourcing initiative, which remuneration shall be effective for services provided from May 5, 2003, and which may include any supplemental remuneration based on result, which may be approved by the Board.

FOR — approval of supplemental remuneration to any Board member working on a special project for the Board at the rate of US $2,273 per day services are provided (subject to all withholding or other applicable taxes), and which may include any supplemental remuneration based on result, which may be approved by the Board; provided the remuneration for the particular project is specifically authorized by a resolution of the Board, and provided further, that in no event shall the remuneration to a director for special projects exceed US $2,273 per day (excluding any supplemental remuneration based on result), even if the director is currently assisting the Board on multiple special projects.

FOR — approval of the fiscal year 2002 proposed allocation of profit between the Series A Preferred Stock, the Series B Preferred Stock and the Common Stock of the Company, as provided in Article 24 of the Articles of Incorporation of the Company.

FILE NO.
82 - 34708

FOR adoption of the audited accounts of the Company for the 18-month period ended December 31, 2002.

Dated: _________, 2003

____
Signature of Shareholder

____
Name (or title) of Shareholder

#6 FILE NO. 82 - 34708

03 AUG 25 AM 7:21

NOTICE AND AGENDA

Extraordinary General Meeting of Shareholders
Of
SPL WorldGroup B.V.
To be held on October 6, 2003

Dear Shareholders:

This is to notify you that an Extraordinary General Meeting of the Shareholders of SPL WorldGroup B.V. (the "Company") will be held at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, on Monday, October 6, 2003 at 9:30 A.M. for the Preferred Stock Shareholders, and at 10:00 A.M., Netherlands Time, for all Shareholders.

The Meeting is being called to elect a director to fill the vacancy on the Company's Board of Directors arising from the resignation, effective today, of Mr. Lewis Folb. Mr. Folb has resigned from the Company to allow Mr. Len Israelstam to stand for election and rejoin the Board of Directors. Mr. Israelstam is a founder of the Company and a former Chairman of its Board of Directors.

As required by Section 2.4 of the Amended and Restated Preferred and Common Stock Shareholders Agreement, dated as of July 1, 2000 (the "Shareholders Agreement"), the Shareholders of the Company are invited to propose alternate nominees. Only Shareholders, or a group of Shareholders owning directly or indirectly 1% or more of the issued and outstanding common shares of the Company, are entitled to nominate persons for the election. As of the date of this Notice, 1% of the outstanding common shares of the Company equals 119,812 shares, par value NLG 0.12 per share.

Nominations must be in writing, signed by the nominating Shareholder and the person being nominated. All nominations must be received by the Company, Attention: Richard Zolezzi, General Counsel, SPL WorldGroup B.V., 75 Hawthorne Plaza, 20th Floor, San Francisco, California 94105 USA, no later than Friday, September 5, 2003. Nominations may be sent by fax to (+1) 415-974-8966. A nomination form accompanies this Notice.

Under the Company's Shareholders Agreement, Mr. Folb held his Board seat as an "Inside Director", which means a director who either (i) is an employee of the Company or any of its subsidiaries; or (ii) is a Direct Shareholder holding directly, or an Indirect Shareholder holding indirectly, more than 2% of the common shares of the Company; or (iii) has (either alone or together with other members of his family) control of, or is the spouse, parent or lineal descendant of, a Direct Shareholder holding directly, or an Indirect Shareholder holding indirectly, more than 2% of the common shares of the Company. Shareholders who are parties to the Shareholders Agreement can only nominate a person to fill the vacancy who would be considered an "Inside Director" under the above definition.

A list of the director nominees and a detailed agenda of the matters to be considered at the meeting will be sent to each Shareholder at least 15 days prior to the meeting. The Agenda will be accompanied by a proxy form for the convenience of those Shareholders that do not plan on attending the meeting.

Dated: August 20, 2003



Richard V. Zolezzi
Senior Vice President and General Counsel

FILE NO.
82 - 34708

Extraordinary General Meeting of Shareholders of SPL WorldGroup B.V.

To be held on October 6, 2003

NOMINATION OF DIRECTOR

I/we hereby nominate the following candidate for election to the Board of SPL WorldGroup B.V.:

	Name of Inside Director Candidate	Signature of Candidate

Nominated by: ______________________________ **Signature:** ______________________________

______________________________ ______________________________

Note: Nominations are to be sent to: Richard Zolezzi, General Counsel, SPL WorldGroup B.V., 75 Hawthorne Plaza, 20th Floor, San Francisco, CA 94105 USA, for receipt no later than Friday, September 5, 2003. Fax no. +1 415-974-8966. If difficulties are experienced with the fax transmission, please call +1 415-357-4767.